

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

Mail Stop 5546

November 1, 2006

Via Facsimile 81-565-23-0348 and US Mail

Fujio Cho
Chairman of the Board
Toyota Motor Corporation
1 Toyota-cho, Toyota City
Aichi Prefecture 471-8571
Japan

> **Re:** **Toyota Motor Corporation**
> **Form 20-F for the Fiscal Year Ended March 31, 2006**
> **Filed June 26, 2006**
> **Response Letter Dated September 22, 2006**
> **File No. 1-14948**

Dear Mr. Cho:

      We have reviewed your response dated September 22, 2006 and have the following comment. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response that "almost all of" your sales in Iran were sales of vehicles. Please tell us the nature of the other products sold in Iran and whether, to the best of your knowledge, understanding or belief, they include any products that might be deemed to involve dual-use technologies.

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comment. Please file your response letter on EDGAR.

Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia D. Blye, Chief
Office of Global Security Risk

cc: Masahisa Ikeda
       (fax) 81-3-5251-1602
       Shearman & Sterling LLP

       Joel Klaperman
       (fax) 646 848-8021
       Shearman & Sterling LLP

       Letty Lynn
       Division of Corporation Finance
       Securities and Exchange Commission

       Michael Fay
       Division of Corporation Finance
       Securities and Exchange Commission